Paul, Weiss, Rifkind, Wharton & Garrison LLP

Fukoku Seimei Building 2nd Floor

2-2 Uchisaiwaicho 2-chome

Chiyoda-ku, Tokyo 100-0011, Japan

Telephone +81-3-3597-8101

Facsimile +81-3-3597-8120

March 4, 2004

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington D.C. 20549, U.S.A.

Proposed Business Combination between

Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Registration Statement on Form F-4

Ladies and Gentlemen:

On behalf of Mitsubishi Tokyo Financial Group, Inc. (the “Registrant”), and as discussed in various pre-filing conference calls with Messrs. Paul Dudek and Craig Olinger, we are filing a registration statement on Form F-4 (the “Registration Statement”) in connection with the proposed registration of the Registrant’s common stock (the “Common Stock”) and a class of the Registrant’s preferred stock (the “Preferred Stock”) under the U.S. Securities Act of 1933, as amended.

The Registration Statement relates to the proposed issuance of the Common Stock and the Preferred Stock by the Registrant to the U.S. shareholders of UFJ Holdings, Inc. (“UFJ Holdings”). As discussed in the Registration Statement, the Registrant and UFJ Holdings have entered into an integration agreement, and will soon enter into a merger agreement, pursuant to which the shareholders of UFJ Holdings will receive shares of the Common Stock or Preferred Stock in exchange for their shares of UFJ Holdings common stock or preferred stock, as the case may be. As noted above, various elements of this filing were pre-cleared with Messrs. Dudek or Olinger.

We are hereby electronically filing via EDGAR the following:

•	The Registration Statement relating to the issuance of the Common Stock and the Preferred Stock; and

•	The exhibits listed in the Registration Statement as being filed herewith.

A wire payment has been made to the order of the U.S. Securities and Exchange Commission at its U.S. Treasury designated depository, Mellon Bank, in Pittsburgh, Pennsylvania, for $362,996 as payment of the filing fee required in connection with the filing of the Registration Statement.

If the Staff wishes to discuss this filing, please contact Mark S. Bergman of our London office at +44-20-7367-1601 or myself at +81-3-3597-6306.

Sincerely,

/s/ Tong Yu

Tong Yu

cc:	Mr. Paul Dudek (U.S. Securities and Exchange Commission)
Mr. Craig Olinger (U.S. Securities and Exchange Commission)
Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.